MANAGEMENT'S REPORT TO SHAREHOLDERS

Management’s Responsibility to Shareholders

The Consolidated Financial Statements and the notes to the Consolidated Financial Statements are the responsibility of the management of Pengrowth Energy Corporation. They have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board which have been adopted in Canada. Financial information that is presented in the Management Discussion and Analysis is consistent with the Consolidated Financial Statements.

In preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependant on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying Consolidated Financial Statements.

Management is responsible for the reliability and integrity of the Consolidated Financial Statements, the notes to the Consolidated Financial Statements, and other financial information contained in this report. In order to ensure that management fulfills its responsibilities for financial reporting, we have established an organizational structure that provides appropriate delegation of authority, division of responsibilities, and selection and training of properly qualified personnel. Management is also responsible for the development of internal controls over the financial reporting process.

The Board of Directors ("the Board") is assisted in exercising its responsibilities through the Audit and Risk Committee ("the Committee") of the Board, which is composed of four independent directors. The Committee meets regularly with management and the independent auditors to satisfy itself that management’s responsibilities are properly discharged, to review the Consolidated Financial Statements and to recommend approval of the Consolidated Financial Statements to the Board.

KPMG LLP, the independent auditors appointed by the shareholders, have audited Pengrowth Energy Corporation’s Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and provided an independent professional opinion. The auditors have full and unrestricted access to the Committee to discuss the audit and their related findings as to the integrity of the financial reporting process.

Derek W. Evans	Christopher G. Webster
President and Chief Executive Officer	Chief Financial Officer

February 28, 2018

PENGROWTH 2017 Financial Results	1

KPMG LLP
205 5th Avenue SW
Suite 3100
Calgary AB
T2P 4B9
Telephone (403) 691-8000
Fax (403) 691-8008
www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Pengrowth Energy Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Pengrowth Energy Corporation, which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of income (loss), consolidated statements of cash flow and statements of consolidated shareholders’ equity for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Pengrowth Energy Corporation as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Change in Accounting Policy
Without qualifying our opinion on the financial statements, we draw attention to Notes 2 and 14 to the financial statements, which indicates that the Company has changed its method of accounting for revenue in 2017, due to adoption of IFRS 15 Revenue from Contracts with Customers.
Report on Internal Control over Financial Reporting
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pengrowth Energy Corporation’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2018 expressed an unmodified (unqualified) opinion on the effectiveness of Pengrowth Energy Corporation’s internal control over financial reporting.
Basis for Opinion
A - Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

PENGROWTH 2017 Financial Results	2

B - Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to Pengrowth Energy Corporation in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and PCAOB. We are a public accounting firm registered with the PCAOB.
An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.
An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Chartered Professional Accountants

We have served as Pengrowth Energy Corporation’s auditor since 1988.
Calgary, Canada
February 28, 2018

PENGROWTH 2017 Financial Results	3

KPMG LLP
205 5th Avenue SW
Suite 3100
Calgary AB
T2P 4B9
Telephone (403) 691-8000
Fax (403) 691-8008
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Pengrowth Energy Corporation
Opinion on Internal Control Over Financial Reporting
We have audited Pengrowth Energy Corporation’s (the “Corporation”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Report on the Consolidated Financial Statements
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Corporation, which comprise the consolidated statements of financial position of Pengrowth Energy Corporation as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”), and our report dated February 28, 2018 expressed an unmodified (unqualified) opinion on those consolidated financial statements.
Basis for Opinion
The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

PENGROWTH 2017 Financial Results	4

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

February 28, 2018
Calgary, Canada

PENGROWTH 2017 Financial Results	5

PENGROWTH ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(Stated in millions of Canadian dollars)

		As at	As at
		December 31, 2017	December 31, 2016
	Note	As adjusted *
ASSETS
Current Assets
Cash and cash equivalents		$1.1	$286.7
Accounts receivable		105.7	126.6
Fair value of risk management contracts	17	—	2.9
Other assets	4	24.0	—
Assets held for sale	5	—	117.5
		130.8	533.7
Fair value of risk management contracts	17	1.9	1.0
Other assets	4	99.8	118.7
Property, plant and equipment	5	1,104.2	2,849.0
Exploration and evaluation assets	6	232.0	496.3
Deferred income taxes	11	342.2	118.4
TOTAL ASSETS		$1,910.9	$4,117.1

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable		$136.2	$189.6
Fair value of risk management contracts	17	40.0	55.3
Convertible debentures	7	—	126.6
Current portion of long term debt	8	—	537.0
Current portion of provisions and other liabilities	10	35.2	22.1
		211.4	930.6
Fair value of risk management contracts	17	18.6	5.3
Long term debt	8	610.5	1,023.7
Provisions and other liabilities	10	264.2	672.5
		1,104.7	2,632.1
Shareholders' Equity
Shareholders' capital	12	4,829.7	4,815.1
Contributed surplus		13.3	22.9
Deficit		(4,036.8)	(3,353.0)
		806.2	1,485.0
Commitments and contingencies	19, 20
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$1,910.9	$4,117.1
* See Notes 2 and 14.
See accompanying notes to the Consolidated Financial Statements.
Approved on behalf of the Board of Directors of Pengrowth Energy Corporation

Director	Director

PENGROWTH 2017 Financial Results	6

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Stated in millions of Canadian dollars, except per share amounts)

		Year ended December 31
		2017	2016
	Note	As adjusted *
REVENUES
Oil and gas sales	2, 14	$673.4	$566.2
Royalties, net of incentives		(45.8)	(40.0)
		627.6	526.2
Realized gain (loss) on commodity risk management	17	(19.8)	385.7
Change in fair value of commodity risk management contracts	17	14.2	(424.5)
		622.0	487.4
EXPENSES
Operating	2, 14	217.5	275.4
Diluent and other purchases	2, 14	163.5	—
Transportation		27.1	33.7
General and administrative		61.5	83.6
Depletion, depreciation and amortization	5	207.6	349.9
Impairment	5, 6	634.4	—
		1,311.6	742.6
OPERATING INCOME (LOSS)		(689.6)	(255.2)

Other (income) expense items
(Gain) loss on disposition of properties	5, 6	62.6	27.1
Unrealized foreign exchange (gain) loss	18	(51.4)	33.4
Realized foreign exchange (gain) loss	18	38.4	(46.5)
Interest and financing charges		70.7	105.5
Restructuring costs	10	37.0	—
Loss on extinguishment of debt	8	56.7	—
Accretion	10	11.4	15.1
Other (income) expense		(7.4)	(2.7)
INCOME (LOSS) BEFORE TAXES		(907.6)	(387.1)
Deferred income tax (recovery) expense	11	(223.8)	(93.4)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)		$(683.8)	$(293.7)
NET INCOME (LOSS) PER SHARE	16
Basic		$(1.24)	$(0.54)
Diluted		$(1.24)	$(0.54)
* See Notes 2 and 14.
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH 2017 Financial Results	7

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(Stated in millions of Canadian dollars)

		Year ended December 31
		2017	2016
	Note	As adjusted *
CASH PROVIDED BY (USED FOR):
OPERATING
Net income (loss) and comprehensive income (loss)		$(683.8)	$(293.7)
Non-cash items
Depletion, depreciation, amortization and accretion	5, 10	219.0	365.0
Impairment	5, 6	634.4	—
Deferred income tax (recovery) expense	11	(223.8)	(93.4)
Unrealized foreign exchange (gain) loss	18	(51.4)	33.4
Change in fair value of commodity risk management contracts	17	(14.2)	424.5
Share based compensation	13	4.9	13.2
(Gain) loss on disposition of properties	5, 6	62.6	27.1
Restructuring costs - onerous office lease contracts	10	26.5	—
Other items		0.9	0.6
Loss on extinguishment of debt	8	56.7	—
Foreign exchange derivative settlements	17	37.6	(47.0)
Funds flow from operations		69.4	429.7
Interest and financing charges		70.7	105.5
Expenditures on remediation	10	(15.9)	(20.0)
Change in non-cash operating working capital	15	18.2	(21.5)
Cash flow from operating activities		142.4	493.7
FINANCING
Bank indebtedness (repayment)	8	—	(3.7)
Long term debt (repayment)	8	(937.2)	(104.0)
Convertible debentures repayment	7	(126.6)	—
Convertible debentures repurchase	7	—	(10.2)
Foreign exchange derivative settlements	17	(37.6)	47.0
Interest and financing charges paid		(100.8)	(108.6)
Cash flow from financing activities		(1,202.2)	(179.5)
INVESTING
Capital expenditures		(117.9)	(64.4)
Property acquisitions		(0.1)	(1.3)
Proceeds on property dispositions		910.2	60.2
Contributions to remediation trust funds and other items		(10.5)	(29.6)
Change in non-cash investing working capital	15	(7.5)	7.6
Cash flow from investing activities		774.2	(27.5)
CHANGE IN CASH AND CASH EQUIVALENTS		(285.6)	286.7
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		286.7	—
CASH AND CASH EQUIVALENTS AT END OF YEAR		$1.1	$286.7
* See Notes 2 and 14.
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH 2017 Financial Results	8

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Stated in millions of Canadian dollars)

		Year ended December 31
	Note	2017	2016
		As adjusted *
SHAREHOLDERS' CAPITAL	12
Balance, beginning of year		$4,815.1	$4,797.0
Share based compensation		14.6	18.1
Balance, end of year		4,829.7	4,815.1

CONTRIBUTED SURPLUS
Balance, beginning of year		22.9	27.3
Share based compensation	13	5.0	13.7
Exercise of share based compensation awards		(14.6)	(18.1)
Balance, end of year		13.3	22.9

DEFICIT
Balance, beginning of year		(3,353.0)	(3,059.3)
Net income (loss)		(683.8)	(293.7)
Balance, end of year		(4,036.8)	(3,353.0)

TOTAL SHAREHOLDERS' EQUITY		$806.2	$1,485.0
* See Notes 2 and 14.
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH 2017 Financial Results	9

PENGROWTH ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(Tabular amounts are stated in millions of Canadian dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Consolidated Financial Statements include the accounts of the Corporation, and its subsidiary, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
These Consolidated Financial Statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”). Except for the changes below, Pengrowth has consistently applied the accounting policies to all periods presented in these consolidated financial statements.
Pengrowth’s operations are viewed as a single operating segment by the chief operating decision maker (CEO) of the Corporation for the purpose of resource allocation and assessing performance.
The Consolidated Financial Statements were authorized for release by the Board of Directors on February 28, 2018.
Accounting Pronouncement adopted - IFRS 15 Revenue from Contracts with Customers
On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"). The new standard is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. On April 12, 2016, the IASB issued Clarification to IFRS 15, which is effective at the same time as IFRS 15. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine the nature of an entity's obligation to perform and whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.
Pengrowth has elected in the fourth quarter of 2017 to early adopt IFRS 15 for 2017 using the cumulative effect method. Under this method, prior years' financial statements have not been restated and the cumulative effect on net earnings of the application of IFRS 15 to revenue contracts in progress at January 1, 2017 is nil. Pengrowth management reviewed its revenue streams and major contracts with customers using the IFRS 15 five step model and there were no material changes to net earnings or timing of produced petroleum revenue recognized. It should be noted, however, that certain Income Statement line item reclassifications were made. Refer to Note 14 for more information including additional disclosure as required under IFRS 15.
Impact of Early Adoption of IFRS 15 on Interim 2017 Financial Statements
As a result of the adoption of IFRS 15, no cumulative effect adjustment to retained earnings was required. In accordance with the new standard, effective January 1, 2017, Pengrowth includes sales of diluent and other products as well as processing income in its Oil and gas sales consistent with the application of IFRS 15 including its principal versus agent evaluation requirements. This change has no impact on operating income (loss), income (loss) before taxes, net income (loss) or Cash Flows. The adoption of IFRS 15 alters the presentation of, and calculations for, Oil and gas sales and Operating expenses, and introduces a new Income Statement line for Diluent and other purchases for 2017. As per the table below, certain amounts in 2017 unaudited interim financial statements have been adjusted as follows:

PENGROWTH 2017 Financial Results	10

	2017
	Q1	Q2	Q3
Oil and gas sales as previously reported	166.5	147.2	91.5
Diluent and other sales	46.7	45.2	28.9
Processing income	6.7	5.5	4.7
Adjusted Oil and gas sales	219.9	197.9	125.1

Diluent and other purchases as previously reported	—	—	—
Cost of diluent and other purchases	46.7	45.2	28.9
Adjusted Diluent and other purchases	46.7	45.2	28.9

Operating expenses as previously reported	60.6	63.0	46.9
Processing income	6.7	5.5	4.7
Adjusted operating expenses	67.3	68.5	51.6
Revenue Recognition
Under IFRS 15, revenue from the sale of commodities is calculated by reference to consideration specified in contracts with customers and recognized when control of the product is transferred to the buyer. The nature of each of its performance obligations, including roles of third parties and partners, are evaluated to determine if the Company acts as a principal, and therefore recognizes revenue on a gross basis, or as an agent, and therefore recognizes revenue on a net basis. The Company acts as the principal when it controls the product delivered before the control passes to its customer.
Pengrowth earns revenue from the following major sources:

•	Sales from the production of, and royalty (and gross overriding royalty) interests in, light oil, natural gas, natural gas liquids, sulphur and from the sale of diluted bitumen and purchased products;

•	Fees charged to third parties for processing and other services (i.e. gas and other product processing, contract operating etc.) provided at facilities where Pengrowth has an ownership interest.
Revenue from the sale of diluted bitumen, light oil, natural gas, natural gas liquids and sulphur is recognized based on the consideration specified in contracts with customers. Pengrowth recognizes revenue when control of the product transfers to the buyer and collection is reasonably assured. This is generally at the point in time when the customer obtains legal title to the product which is when it is physically transferred to the pipeline or other transportation method agreed upon. Revenues from processing activities are recognized over time as processing occurs, and are generally billed monthly. Royalty income is recognized monthly as it accrues in accordance with the terms of the royalty agreements.
Pengrowth has reviewed its revenue streams and major contracts with customers using the IFRS 15 five step model and there are no material changes to timing of revenue recognized, however the gross versus net presentation resulted in material changes to certain items in the 2017 Income Statement with no impact to net income (loss).
When allocating the transaction price realized in contracts with multiple performance obligations over a longer period to multiple performance obligations using relative standalone selling prices, management is required to make estimates of the prices at which Pengrowth would sell the product separately to customers. When making this estimate, management considers market prices and market conditions and cash flows the entity intends to realize based on risk management policies, based on cost and cash flows the entity intends to realize based on risk management policies, based on cost and margin objectives. Pengrowth does not currently have any contracts with multiple performance obligations.
Property, Plant and Equipment (“PP&E”) and Exploration and Evaluation (“E&E”) Assets
Pengrowth capitalizes all costs of developing and acquiring oil and gas properties. These costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. Pengrowth capitalizes a portion of general and administrative costs and share based compensation expense associated with exploration and development activities. Repairs and maintenance costs are expensed as incurred.

PENGROWTH 2017 Financial Results	11

Property, Plant and Equipment
PP&E is stated at cost less accumulated depletion, depreciation and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, costs attributable to bringing the asset into operation, the initial estimate of asset retirement obligation and, for qualifying assets, borrowing costs. When significant parts of an item of PP&E, including oil and natural gas interests, have different useful lives, they are accounted for as separate items.
Exploration and Evaluation Assets
Costs of exploring for and evaluating certain oil and natural gas properties are capitalized within E&E assets. These E&E assets include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. E&E assets do not include costs of general prospecting, or evaluation costs incurred prior to having obtained the legal rights to explore an area, which are expensed as incurred. Interest is not capitalized on E&E assets.
E&E assets are not depleted or depreciated and are carried forward until technical feasibility and commercial viability is considered to be determined. The technical feasibility and commercial viability is generally considered to be determined when proved plus probable reserves are determined to exist and the commercial production of oil and gas has commenced. A review of each exploration license or field is carried out, at least annually, to ascertain whether the project is technically feasible and commercially viable. Upon determination of technical feasibility and commercial viability, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to PP&E.
Subsequent Costs
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis.
The carrying amount of any replaced or sold component is de-recognized. The costs of the day-to-day servicing of PP&E are expensed as incurred.
Pengrowth capitalizes a portion of general and administrative costs directly associated with exploration and development activities. Pengrowth capitalizes interest incurred in construction of qualifying assets, if applicable. Qualifying assets are defined by Pengrowth as capital projects that require capital expenditures over a period greater than one year, in order to produce oil or gas from a specific property. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use.
Assets Held for Sale
Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met when the sale is highly probable and the asset is available for immediate sale in its present condition. For the sale to be highly probable, Management must be committed to sell the asset and an active program to locate a buyer and complete the sale must have been initiated. The asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value and the sale should be expected to be completed within one year from the date of classification. Non-current assets classified as held for sale are measured at the lower of the carrying amount and fair value less costs of disposal, with impairments recognized in the Consolidated Statements of Income (Loss) in the period measured.
Dispositions
Gains or losses are recognized in the Consolidated Statements of Income (Loss) on dispositions of PP&E and certain E&E assets, including asset swaps, farm-out transactions, gross overriding royalty and property dispositions. The gain or loss is measured as the difference between the fair value of the proceeds and the carrying value of the assets disposed, including capitalized future asset retirement obligations and any associated goodwill.
Depletion and Depreciation
The net carrying value of developed or producing fields or groups of fields is depleted using the unit of production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development

PENGROWTH 2017 Financial Results	12

costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually. Pengrowth’s total proved plus probable reserves are estimated by an independent reserve evaluator and represent the "best estimate" of quantities of oil, natural gas and related substances to be commercially recoverable from known accumulations, from a given date forward, based on geological and engineering data. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. Properties with no remaining production and reserves are fully depleted in the year that production ceases. Assets under construction are not depleted or depreciated until available for their intended use.
For other assets, depreciation is recognized in the Consolidated Statements of Income (Loss) using either a straight line or declining balance basis over the estimated useful lives of each part of an item of PP&E. The estimated useful lives for other assets for the current and comparative periods are as follows:

-	Office equipment	60 months
-	Leasehold improvements and finance leases	Lease term/Useful life
-	Computers	36 months
-	Deferred hydrocarbon injectants	24 months
-	Motor vehicles	60 months
Depreciation methods, useful lives and residual values are reviewed annually.
Farmouts
Under IFRS, farmouts are considered a disposition of a partial interest in a property. The proceeds on the disposition are generally considered to be the capital spent, or estimated to be spent, by the farmee in order to earn the interest. When the agreed upon work commitment has been completed, the farmee has earned their interest. It is at this stage that Pengrowth records a gain or loss on disposition, as the difference between the estimated capital and the carrying value of the disposed interest, in the Consolidated Statements of Income (Loss).
Leased Assets
Assets held by Pengrowth under leases which transfer to the Corporation substantially all of the risks and rewards of ownership are classified as finance leases. On initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.
Assets held under other leases are classified as operating leases and are not recognized in the Consolidated Balance Sheets. Payments made under operating leases are recognized in the Consolidated Statements of Income (Loss) on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.
At inception of certain arrangements, the Corporation determines whether such arrangement is or contains a lease. This will be the case if the following two criteria are met:

•	The fulfillment of the arrangement is dependent on the use of a specific asset or assets; and

•	The arrangement contains the right to use the asset(s).
Goodwill and Business Combinations
Goodwill may arise on business combinations and represents the excess of the cost of the acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired assets or company. When the excess is negative, it is recognized immediately in the Consolidated Statements of Income (Loss).
Impairment
Non-Financial Assets
Property, Plant and Equipment
For the purpose of impairment testing, PP&E is grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets - cash generating unit (the “CGU”). CGUs are tested when there is an indication of impairment, such as sustained decreases

PENGROWTH 2017 Financial Results	13

in commodity prices or significant downward revisions in reserves volumes. An impairment loss is recognized to the extent the carrying value of the CGU exceeds its recoverable amount. Impairment losses are recognized in the Consolidated Statements of Income (Loss).
The recoverable amount of a CGU is the higher of its value in use and the fair value less costs to sell. In determining the recoverable amount, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the cost of capital, which take into account the time value of money and the risks specific to the asset. The recoverable amount is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves. Undeveloped land, contingent resources and infrastructure may also be considered in the recoverable amount.
Impairment losses in respect of PP&E recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. In such circumstances, the recoverable amount is determined and to the extent the loss is reduced, it is reversed. An impairment loss is reversed only to the lesser of the revised recoverable amount or the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.
Exploration and Evaluation Assets
E&E assets are tested for impairment when there is an indication that a particular E&E project may be impaired. Examples of indicators of impairment include a significant price decline over an extended period, the decision to delay or no longer pursue the E&E project, an expiry of the rights to explore in an area, or failure to receive regulatory approval. In addition, E&E assets are assessed for impairment upon their reclassification to producing assets (oil and natural gas interests in PP&E). In assessing the impairment of E&E assets, the carrying value of the E&E assets would be compared to their estimated recoverable amount and, in certain circumstances, could be tested in conjunction with PP&E impairment testing of related CGUs. The impairment of E&E assets would be recognized in the Consolidated Statements of Income (Loss).
Financial Assets
A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence, including failure to pay on time, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.
An impairment loss in respect of a financial asset, measured at amortized cost, is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.
Any impairment losses of financial assets are recognized in the Consolidated Statements of Income (Loss). An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in the Consolidated Statements of Income (Loss).
Provisions and Other Liabilities
A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at the appropriate discount rate. Provisions are not permitted for future operating losses.
Asset Retirement Obligations (“ARO”)
Pengrowth initially recognizes the net present value of an ARO in the period in which it is incurred when a reasonable estimate of the net present value can be made. The net present value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized asset is depleted on the unit of production method based on proved plus probable reserves. The liability is increased each reporting period due to the passage of time and the amount of such accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO. Management reviews the ARO estimate and changes, if any, are applied prospectively. Revisions made to the ARO estimate are recorded as an increase or decrease to the ARO liability with a corresponding change made to the carrying amount of the related asset. The carrying amount of both the liability and the capitalized asset, net of accumulated depreciation, are derecognized if the asset is subsequently disposed. The ARO liability is presented as Provisions on the Consolidated Balance Sheets. Refunds of previously

PENGROWTH 2017 Financial Results	14

paid offshore royalties are recognized as receivables only when production in a field has ceased and as abandonment and decommissioning spending has been incurred.
Pengrowth has placed cash in a segregated, independently managed, remediation trust fund account to fund ARO for the Sable Offshore Energy Project ("SOEP") property. The fund is reflected in Other Assets on the Consolidated Balance Sheets.
Finance Leases
Finance lease transactions are also categorized in Provisions and other liabilities.
Onerous Office Lease Contracts
Onerous office lease obligation related to excess office space is recognized when the unavoidable costs of the lease contracts over the remaining term exceed the economic benefits of the office lease. The onerous office lease provision is calculated as present value of future lease payments the Company is obligated to make under the lease contracts less any recoveries under current or anticipated sublease agreements over the remaining life of the lease.
Other Liabilities
Pengrowth also categorizes cash-settled long term incentive plan ("LTIP") grants and cash deferred bonus, within this grouping.
Income Taxes
Income tax (recovery) expense is composed of current and deferred tax. Income tax (recovery) expense is recognized in the Consolidated Statements of Income (Loss) except to the extent that it relates to items recognized directly in equity.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognized using the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the Consolidated Financial Statements and their respective tax bases, using substantively enacted income tax rates. Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary difference is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on Pengrowth's business plans.
The effect of a change in income tax rates on deferred income tax liabilities and assets is recognized in income in the period the change occurs. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; these reductions are reversed when the probability of future taxable profits improves.
Pengrowth’s policy for income tax uncertainties is that tax benefits will be recognized only when it is more likely than not the position will be sustained on examination.
Share Based Compensation Plans
Pengrowth has share-settled and cash-settled share based compensation plans, which are described in Note 13.
i) Share-settled LTIP
Compensation expense is based on the estimated fair value of the share-settled award at the date of grant. Compensation expenses associated with the share-settled plans are recognized in the Consolidated Statements of Income (Loss) over the vesting period of the plan with a corresponding increase to contributed surplus. Pengrowth estimates the forfeiture rate for each type of share based award at the date of grant. Any consideration received upon the exercise of the awards together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in shareholders’ capital at the time of exercise.

PENGROWTH 2017 Financial Results	15

ii) Cash-settled LTIP
Each cash-settled RSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including the reinvestment of deemed dividends, if applicable) which vest evenly over a period of three years or less. Furthermore, the independent members of the Board of Directors also receive cash-settled long term incentives called Phantom Deferred Share Units ("Phantom DSUs"). Each Phantom DSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including the reinvestment of deemed dividends, if applicable) to be paid upon the individual ceasing to be a Director for any reason.
Compensation expense associated with the cash-settled LTIP is determined based on the fair value of the share units at the grant date and is subsequently adjusted to reflect the fair value of the share units at each period end, including notional dividends, as applicable. Pengrowth estimates the forfeiture rate for each type of share based award at the date of grant. This valuation incorporates the period end share price and the number of cash-settled LTIP units outstanding at each period end. Compensation expense is recognized in the Statements of Income (Loss) with a corresponding increase or decrease in liabilities. Classification of the associated short term and long term liabilities is dependent on the expected payout dates.
Financial Instruments
Financial instruments are utilized by Pengrowth to manage its exposure to commodity and power price fluctuations, as well as foreign currency exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.
Financial instruments are classified into one of five categories: (i) fair value through profit or loss, (ii) held to maturity investments, (iii) loans and receivables, (iv) available for sale financial assets or (v) other liabilities.
Accounts receivable are classified as loans and receivables which are measured at amortized cost.
Investments held in the remediation trust funds and other investments have been designated as fair value through profit or loss and are measured at fair value. Any change in the fair value is recognized in the Consolidated Statements of Income (Loss).
Bank indebtedness, accounts payable, convertible debentures and long term debt have been classified as other liabilities which are measured at amortized cost using the effective interest rate method.
Pengrowth has accounted for its physical delivery sales contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts. As such, these contracts are not considered to be derivative financial instruments and have not been recorded at fair value on the Consolidated Balance Sheets. Settlements on these physical delivery sales contracts are recognized in revenue in the period of settlement.
All derivatives must be classified as fair value through profit or loss and measured at fair value with changes in fair value over a reporting period recognized in net income (loss).
The receipts or payments arising from derivative commodity contracts are presented as realized gain (loss) on commodity risk management while the unrealized gains and losses are presented as changes in fair value of commodity risk management contracts.
The receipts or payments arising from derivative power contracts are included in operating expenses. The unrealized gains and losses on derivative power contracts are included in other (income) expense.
The receipts or payments arising from derivative foreign exchange contracts are presented as realized foreign exchange (gain) loss while the unrealized gains and losses are presented as unrealized foreign exchange (gain) loss.
Transaction costs incurred in connection with the issuance of term debt instruments with a maturity of greater than one year are deducted against the carrying value of the debt and amortized to net income (loss) using the effective interest rate method over the expected life of the debt.
Pengrowth capitalizes transaction costs incurred in connection with the renewal of the revolving Credit Facility with a maturity date greater than one year and amortizes the cost to net income (loss) on a straight line basis over the term of the facility.

PENGROWTH 2017 Financial Results	16

Fair Value Measurement
All financial assets and liabilities for which fair value is measured or disclosed in the Consolidated Financial Statements are further categorized using a three-level hierarchy that reflects the significance of the lowest level of inputs used in determining fair value:

•
Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

•	Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.
Implementation of IFRS 9 (2014) - Financial Instruments
Pengrowth intends to adopt IFRS 9 (2014) in its Consolidated Financial Statements for the annual period beginning on January 1, 2018. The standard is generally required to be adopted retrospectively with or without restatement of prior periods in accordance with transition requirements. Pengrowth does not anticipate changes in measurement or reclassification of its financial instruments from implementation of IFRS 9 (2014).
Foreign Currency
The functional and reporting currency of the Corporation is Canadian dollars. Transactions in foreign currencies are translated to Canadian dollars at the exchange rates on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect on the Consolidated Balance Sheet date. Foreign exchange gains and losses are recognized in the Consolidated Statements of Income (Loss).
Jointly Controlled Operations
A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted through jointly controlled operations that are not conducted through separate vehicles and accordingly, the accounts reflect only Pengrowth’s interest in such activities.
Related Parties
Related parties are persons or entities that have control or significant influence over Pengrowth, as well as key management personnel. Note 21 provides information on compensation expense related to key management personnel. Pengrowth has no significant transactions with any other related parties.
Diluent and other purchases
Diluent purchases reflect the cost of diluent required for processing activities and blending with bitumen to reduce viscosity and meet pipeline specifications. Other purchases include third party hydrocarbons purchased for resale.
Equity Investment
Pengrowth utilizes the equity method of accounting for investments subject to significant influence, if applicable. Under this method, investments are initially recorded at cost and adjusted thereafter to include Pengrowth’s pro rata share of post-acquisition earnings. Any dividends received or receivable from the investee would reduce the carrying value of the investment.
Estimates
The preparation of Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the Consolidated Financial Statements and revenues and expenses during the reporting year. Actual results could differ from those estimated.
In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Consolidated Financial Statements is described below:

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Estimating oil and gas reserves and contingent resources
Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the Corporation’s oil and gas reserves at least annually and contingent resources on an ad hoc basis. Reserves form the basis for the calculation of depletion charges, while oil and gas reserves and contingent resources are used in the assessment of impairment of goodwill and oil and gas assets. Reserves and contingent resources are estimated using the reserve definitions and guidelines prescribed by National Instrument 51-101 (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGEH”).
Proved plus probable reserves are defined as the "best estimate" of quantities of oil, natural gas and related substances estimated to be commercially recoverable from known accumulations, from a given date forward, based on drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes and reservoir performance or a change in Pengrowth's plans with respect to future development or operating practices.
Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. Contingent resources do not constitute, and should not be confused with, reserves.
Determination of CGUs
The recoverability of development and production asset carrying values are assessed at the CGU level. Determination of what constitutes a CGU is subject to management’s judgment. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability of oil and gas properties, each CGU's carrying value is compared to its recoverable amount, defined as the fair value less costs to sell.
Asset Retirement Obligations
Pengrowth estimates obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of Pengrowth's wells is estimated to take place far in the future. Therefore, changes in estimated timing of future expenses, estimated logistics of performing abandonment work, the inflation assumption, and the discount rate used to present value future expenses could have a significant effect on the carrying amount of the decommissioning provision.
Impairment testing
CGUs without associated goodwill are tested when there is an indication of impairment. The test is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs, discount rate and other relevant assumptions. Undeveloped land, contingent resources and infrastructure may also be considered. The impairment assessment of goodwill is based on the estimated recoverable amount of the related CGUs. By their nature, these estimates are subject to measurement uncertainty and may impact the Consolidated Financial Statements of future periods.
Fair value of risk management contracts
Pengrowth records risk management contracts at fair value with changes in fair value recognized in the Consolidated Statements of Income (Loss). The fair values are determined using observable market data and external counterparty information.
Valuation of trade and other receivables, and prepayments to suppliers
Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts. Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates, Pengrowth would be required to record an additional expense.

PENGROWTH 2017 Financial Results	18

Net Income (Loss) per Share
Basic net income (loss) per share is calculated using the weighted average number of shares outstanding for the year. Diluted net income (loss) per share amounts includes the dilutive effect of share units under the share-settled long term incentive plans using the treasury stock method. The treasury stock method assumes that any proceeds obtained on the exercise of any dilutive share units would be used to repurchase common shares at the average trading price during the period.
The dilutive effect of convertible debentures is calculated using net income (loss) for the period, adjusted for the after tax interest on the convertible debentures assuming they were converted at the start of the period; and adding to the diluted number of shares the weighted average shares issuable if the convertible debentures were converted at the start of the period.
Cash and Term Deposits
Cash and term deposits include demand deposits and term deposits with original maturities of less than 90 days.
OTHER ACCOUNTING PRONOUNCEMENTS ADOPTED
Disclosure Initiative Amendments to IAS 7
Pengrowth adopted Disclosure Initiative Amendments to IAS 7 on December 31, 2017. Additional disclosures for changes in debt arising from cash and non-cash activities have been included in Note 9 to the audited Consolidated Financial Statements. As permitted by IAS 7, comparative information has not been presented.
COMPARATIVE FIGURES
Certain prior years' comparative figures have been reclassified to conform to presentation adopted in the current year.

3.	ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
IFRS 9 Financial Instruments
In July 2014, the IASB issued the complete IFRS 9 ("IFRS 9 (2014)"). The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities. It also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. Pengrowth does not anticipate material changes in the carrying value of its financial instruments nor from the credit loss impairment model upon adoption of IFRS 9 (2014).
IFRS 9 (2014) requires retrospective application for modifications of financial liabilities which do not result in de-recognition or extinguishment of liabilities. Pengrowth's debt restructuring completed in 2017 included substantial modification of terms and as such was accounted for as an extinguishment with Loss on extinguishment of debt reflected in the year ended December 31, 2017 Consolidated Statements of Income (Loss).
IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model. Pengrowth does not currently apply hedge accounting and does not currently intend to apply hedge accounting to its existing risk management contracts.
IFRS 16 Leases
In January 2016, the IASB issued the complete IFRS 16 Leases ("IFRS 16") which replaces IAS 17, Leases. The effective date of IFRS 16 is for annual periods beginning on or after January 1, 2019 and early adoption is permitted. Under IFRS 16, a single recognition and measurement model will apply for lessees which will require recognition of assets and liabilities for most leases. Pengrowth is currently evaluating the impact that the adoption of this standard will have on its financial statements.

PENGROWTH 2017 Financial Results	19

4.	OTHER ASSETS

	As at
	December 31, 2017	December 31, 2016
Remediation trust funds - current	$24.0	$—
Remediation trust funds - non-current	87.6	106.5
Prepaid tax assessment	12.2	12.2
	$123.8	$118.7
REMEDIATION TRUST FUNDS
Pengrowth has a contractual obligation to make contributions to an independently managed remediation trust fund that is used to fund the ARO of the SOEP properties and facilities. In 2016, Pengrowth made a monthly contribution to the fund at a rate of $6.64/MMBtu of its share of natural gas production and $13.29/bbl of its share of natural gas liquids production from SOEP. In 2017, the rates decreased to $4.04/MMBtu of Pengrowth's share of natural gas production and $7.59/bbl of Pengrowth's share of natural gas liquids production. The investment in the SOEP fund is classified as fair value through profit or loss. Investment income is recognized when earned and is recorded in other (income) expense.
Pengrowth is expected to spend approximately $24 million in 2018 for its share of the estimated costs of the SOEP abandonment and remediation program. The planned spending will be funded through the remediation trust fund, a portion of which was classified as current asset in the Consolidated Balance Sheet at December 31, 2017.
During the third and fourth quarters of 2017, Pengrowth disposed of its interests in the Judy Creek properties in the Swan Hills area, including associated remediation trust funds totaling approximately $4.8 million.
The following table reconciles Pengrowth’s investment in remediation trust funds for the periods noted below:

Remediation Trust Funds
Balance, December 31, 2015	$79.6
Contributions	26.9
Remediation expenditures	(0.9)
Investment income	3.2
Unrealized gain (loss)	(2.3)
Balance, December 31, 2016	$106.5
Contributions	14.0
Remediation expenditures	(6.6)
Investment income	3.1
Unrealized gain (loss)	(0.6)
Dispositions	$(4.8)
Balance, December 31, 2017	$111.6
PREPAID TAX ASSESSMENT
Pengrowth has certain income tax filings from predecessor entities that are in dispute with tax authorities and has paid $9.5 million and $2.7 million to the Canada Revenue Agency ("CRA") and the Alberta Tax and Revenue Administration, respectively, to formally begin the process of challenging the particular taxation year. Pengrowth believes that its filings to-date are correct and that it will be successful in defending its positions. No provision for any potential income tax liability has been recorded and the $12.2 million prepayment has been recorded as a long term receivable.

PENGROWTH 2017 Financial Results	20

5.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost or deemed cost	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2015	$6,973.5	$88.9	$7,062.4
Additions to PP&E	89.9	1.9	91.8
Property acquisitions	1.3	—	1.3
Change in asset retirement obligations	(34.4)	—	(34.4)
Divestitures	(191.5)	—	(191.5)
Balance, December 31, 2016	$6,838.8	$90.8	$6,929.6
Additions to PP&E	120.7	0.8	121.5
Property acquisitions	0.1	—	0.1
Change in asset retirement obligations	9.3	—	9.3
Divestitures	(3,151.2)	(3.7)	(3,154.9)
Balance, December 31, 2017	$3,817.7	$87.9	$3,905.6

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2015	$3,639.5	$76.1	$3,715.6
Depletion and amortization for the period	345.6	4.3	349.9
Divestitures	(102.4)	—	(102.4)
Balance, December 31, 2016	$3,882.7	$80.4	$3,963.1
Depletion and amortization for the period	204.4	3.2	207.6
Impairment	504.4	—	504.4
Divestitures	(1,871.2)	(2.5)	(1,873.7)
Balance, December 31, 2017	$2,720.3	$81.1	$2,801.4

Net book value	Oil and natural gas assets	Other equipment	Total
As at December 31, 2017
Assets held for sale	$—	$—	$—
Long term	1,097.4	6.8	1,104.2
	$1,097.4	$6.8	$1,104.2
As at December 31, 2016
Assets held for sale	$117.5	$—	$117.5
Long term	2,838.6	10.4	2,849.0
	$2,956.1	$10.4	$2,966.5
For the year ended December 31, 2017, $2.3 million (December 31, 2016 – $3.2 million) of directly attributable general and administrative costs were capitalized to PP&E.
At December 31, 2017, $5.8 million (December 31, 2016 - $5.8 million) of net book value relating to the Lindbergh project was excluded from the calculation of depletion as those amounts were considered a project in the construction phase.
Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the year ended December 31, 2017, $3.7 million (December 31, 2016 – $3.0 million) of interest was capitalized on the Lindbergh Project to PP&E using Pengrowth's weighted average cost of debt of 5.7 percent (December 31, 2016 – 5.7 percent).
In 2017, Pengrowth executed and completed a substantial asset disposition program to enable it to reduce indebtedness and focus on its key growth assets.

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In the first quarter, Pengrowth successfully closed the sale of a 4.0 percent gross overriding royalty ("GORR") interest on its Lindbergh thermal property and certain seismic assets for proceeds of $250.0 million.
In the third quarter of 2017, Pengrowth successfully closed the disposition of its Judy Creek area assets in north central Alberta and its Olds/Garrington area assets in central Alberta for aggregate proceeds of $485.0 million, before customary adjustments.
In the fourth quarter of 2017, Pengrowth successfully closed the disposition of its remaining Swan Hills area assets in north central Alberta for proceeds of $150.0 million, before customary adjustments and closed the sale of the vast majority of its remaining non-core legacy assets in Alberta for nominal cash consideration and the assumption of abandonment and reclamation liabilities by the purchaser.
As a result of dispositions that closed in 2017, approximately $3.2 billion of costs and $1.9 billion of accumulated depletion were removed from PP&E.
IMPAIRMENT
Impairment charges recorded for the year ended December 31, 2017 totaled $634.4 million (December 31, 2016 - $nil) of which $504.4 million represented PP&E impairments. Throughout 2017's asset dispositions, there were several instances where a purchase and sale agreement ("PSA") was signed subsequent to the respective quarter end for proceeds less than net book value, therefore, being an indicator of impairment. In these situations, where the sales price in a PSA was below the carrying amount, an impairment was recorded. In addition, remaining assets in the Southern and Northern CGUs were impaired down to $nil based on the nominal value received for similar asset transactions.
Upon completion of the various asset dispositions in 2017, Pengrowth's remaining CGUs include Lindbergh, Groundbirch, Sable Offshore Energy Project ("SOEP"), Northern and Southern.

6.	EXPLORATION AND EVALUATION ASSETS ("E&E")

Cost or deemed cost
Balance, December 31, 2015	$494.8
Additions	1.5
Balance, December 31, 2016	$496.3
Divestitures	(134.3)
Impairment	(130.0)
Balance, December 31, 2017	$232.0
In the second quarter of 2017, Pengrowth closed the sale of its non-producing Montney lands at Bernadet in north eastern British Columbia for cash consideration of $92.0 million.
In the third quarter of 2017, Pengrowth announced that the agreement to sell certain of its Swan Hills area assets for $180.0 million was terminated. Included in this disposition were the assets in the non producing Devil area which were recorded as an E&E asset. None of the purchase price was attributed to the Devil lands resulting in a loss on assets held for sale of $9.0 million in the first quarter of 2017. Pengrowth subsequently closed the sale of these assets for $150.0 million cash consideration, subject to customary adjustments. Included in this disposition are the Devil lands which were part of the terminated sale in July.
IMPAIRMENT TESTING
For the year ended December 31, 2017, Pengrowth evaluated Groundbirch gas property for an impairment in conjunction with the Montney CGU, comprising both PP&E and E&E, due to the negative impact resulting from the significant downturn in the forward natural gas benchmark prices late in 2017. This was in accordance with Pengrowth's policy and IFRS which states that the impairment of ongoing E&E projects should be assessed on the cash flow from the applicable CGUs in the operating segment. It was determined that the recoverable amount was below the carrying amount, thus a $129.0 million impairment on the Groundbirch E&E asset was recorded in the fourth quarter of 2017. In addition, $1.0 million impairment was recognized on other minor E&E projects as no further exploration or evaluation is intended on those projects.

PENGROWTH 2017 Financial Results	22

The recoverable amount is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved plus probable reserves for the operating segment. Contingent resources were also considered in the recoverable amount. Changes in forward price estimates, production costs or recovery rates may change the economic status of contingent resources and may ultimately result in contingent resources being restated. The Groundbirch E&E impairment test was based on proved reserve values using a pre-tax discount rate of 10 percent, probable reserve values using a pre-tax discount rate of 12 percent, independent reserves evaluator January 1, 2018 forecast pricing and an inflation rate of 2 percent, and contingent resources using a pre-tax discount rate of 15 percent. The recoverable amount was determined using value in use.
The estimates of the above recoverable amounts were determined based on the following information, as applicable:
The net present value of the CGUs oil and gas reserves using:
i. Proved plus probable reserves as estimated by Pengrowth’s independent reserves evaluator, and
ii. The commodity price forecast of Pengrowth’s independent reserves evaluator as noted below,
Discounted at an estimated market discount rate.
Key input estimates used in the determination of cash flows from oil and gas reserves include the following:

(a)
Reserves. Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated.

(b) Oil and natural gas prices. Forward price estimates for oil and natural gas are used in the cash flow model.
Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

(c)
Discount rate. The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate cost of capital for potential acquirers of Pengrowth or Pengrowth’s CGUs. Changes in the general economic environment could result in significant changes to this estimate.

Below are the forward natural gas price estimates used in the December 31, 2017 impairment test:

AECO gas (1)
Year	(Cdn$/MMBtu)
2018	2.20
2019	2.54
2020	2.88
2021	3.24
2022	3.47
2023	3.58
2024	3.66
2025	3.73
2026	3.80
2027	3.88
Thereafter	+ 2.0 percent/yr

(1)	Prices represent forecasted amounts as at January 1, 2018 by Pengrowth's independent reserves evaluator.

PENGROWTH 2017 Financial Results	23

7.	CONVERTIBLE DEBENTURES
On March 31, 2017, all $126.6 million of the outstanding convertible debentures matured and were repaid and settled with cash on hand.
The following table summarizes the activity associated with the convertible debentures:

Series B - 6.25 percent
Maturity date	March 31, 2017
Conversion price (per Pengrowth share)	$11.51
Balance, December 31, 2015	$137.0
Repurchase of convertible debentures	(10.2)
Premium accretion	(0.2)
Balance, December 31, 2016	$126.6
Repayment of convertible debentures	(126.6)
Balance, December 31, 2017	$—
Face value, December 31, 2017	$—

8.	LONG TERM DEBT
AMENDMENTS TO LONG TERM DEBT
On October 12, 2017, Pengrowth entered into agreements with the lenders in its syndicated Credit Facility and the holders of its remaining term notes (collectively referred to as the "Lenders") amending certain terms of its Credit Facility and term notes. Highlights of the agreements are:

•
The prepayment of all of the term notes due August 21, 2018 (U.S.$265 million and Cdn$15 million) and additional prepayments of Cdn$115.4 million of principal during the fourth quarter of 2017 on the remaining outstanding term notes.

•
Amendments to the existing financial covenants effective for the quarter ending September 30, 2017 through to and including the quarter ending September 30, 2019 in the case of its term notes, and expiring on March 31, 2019 in the case of its Credit Facility (the "Waiver Period"). During the Waiver Period:

◦	The Debt to Adjusted EBITDA ratio covenant and the Debt to Book Capitalization ratio covenant do not apply.

◦	The trailing 12 month Adjusted EBITDA to Adjusted Interest Expense minimum ratio covenant is revised as follows:

Year	Q1	Q2	Q3	Q4
2017	n/a	n/a	4.0 times	0.77 times
2018	0.75 times	0.68 times	1.03 times	1.01 times
2019	1.13 times	1.19 times	1.23 times	4.0 times

•	The Lenders were granted security over Pengrowth’s assets, similar to other oil and gas borrowing base loans.

•
The remaining outstanding term notes maturing in 2019 through 2024 are subject to a 2.0 percentage point increase in interest rates (which increases to 3.0 percentage points on January 1, 2020). A one-time amendment fee of 0.5 percent on outstanding term notes was also paid to the holders of term notes due after 2018.

•
The aggregate credit limit under the Credit Facility was reduced to $330 million following the closing of the Swan Hills asset sale, the $50 million Demand Credit Facility was eliminated and interest rates under the Credit Facility increased by 2.0 percentage points. A one time amendment fee of 0.5 percent of the aggregate credit limit was paid to the syndicate members of the Credit Facility.

•
The 2017 debt restructuring was a substantial modification of terms and was therefore reflected as an extinguishment of debt for accounting purposes with a Loss on extinguishment of debt reflected in the 2017 Consolidated Statement of Income (Loss) in the amount of $56.7 million composed of $55.2 million of debt restructuring costs and $1.5 million of remaining unamortized issue costs. Debt restructuring costs comprised the amendment fees, make whole payments on the principal prepayments, as well as professional fees.

PENGROWTH 2017 Financial Results	24

Financial Covenants
Pursuant to the debt amending agreements, the only applicable covenant during the Waiver Period is the trailing 12 month Adjusted EBITDA to Adjusted Interest Expense ratio (the "Interest Coverage" ratio). The Interest Coverage ratio changes each quarter until the fourth quarter of 2019 for term notes and until the March 31, 2019 maturity for the Credit Facility after which it remains at 4.0 times, as noted above. Also after the Waiver Period, the Debt to Adjusted EBITDA ratio covenant of 3.5 times, and the Debt to Book Capitalization ratio covenant of 55 percent will be applicable again.
The calculation of the Interest Coverage ratio is based on specific definitions within the agreements and contains adjustments pursuant to the agreements, some of which cannot be readily replicated by referring to Pengrowth’s Consolidated Financial Statements. Trailing 12 month EBITDA can be adjusted for certain one-time cash items, estimated EBITDA from material divested or acquired properties and non-cash items. Trailing 12 month interest expense can be adjusted for the interest expense related to debt repaid with asset divestment proceeds.
Pengrowth's Interest Coverage ratio was 1.6 times at December 31, 2017, which was above the fourth quarter of 2017 covenant of 0.77 times.
All loan agreements and amendments can be found on SEDAR at www.sedar.com filed under "Other" or "Material Document" and on EDGAR at www.sec.gov.
As at December 31, 2017, Pengrowth had the following outstanding long term debt:

	As at
	December 31, 2017	December 31, 2016
U.S. dollar denominated term notes:
400 million at 6.35 percent due July 26, 2017	$—	$537.0
265 million at 6.98 percent due August 21, 2018 (1)	—	355.6
35 million at 5.49 percent due October 18, 2019 (2)	35.3	46.9
115.5 million at 7.98 percent due May 11, 2020 (3)	118.3	154.8
105 million at 6.07 percent due October 18, 2022 (4)	107.1	140.6
195 million at 6.17 percent due October 18, 2024 (5)	199.7	261.1
	$460.4	$1,496.0
U.K. pound sterling denominated term notes:
15 million at 5.45 percent due October 18, 2019 (6)	$20.6	$24.8
Canadian dollar term notes:
15 million at 6.61 percent due August 21, 2018 (1)	$—	$15.0
25 million at 6.74 percent due October 18, 2022 (7)	20.5	24.9
	$20.5	$39.9
Canadian dollar term Credit Facility borrowings	$109.0	$—
Total long term debt	$610.5	$1,560.7

Current portion of long term debt	$—	$537.0
Non-current portion of long term debt	610.5	1,023.7
	$610.5	$1,560.7

(1)	There was no outstanding balance following the early repayment on October 12, 2017.

(2)	The remaining balance of U.S.$28.1 million term notes were outstanding, following the early repayment of U.S.$6.9 million in the fourth quarter of 2017.

(3)	The remaining balance of U.S.$94.1 million term notes were outstanding, following the early repayment of U.S.$21.4 million in the fourth quarter of 2017.

(4)	The remaining balance of U.S.$85.2 million term notes were outstanding, following the early repayment of U.S.$19.8 million in the fourth quarter of 2017.

(5)	The remaining balance of U.S.$158.9 million term notes were outstanding, following the early repayment of U.S.$36.1 million in the fourth quarter of 2017.

(6)	The remaining balance of U.K. pound sterling 12.1 million term notes were outstanding, following the early repayment of U.K. pound sterling 2.9 million in the fourth quarter of 2017.

(7)	The remaining balance of Cdn$20.5 million term notes were outstanding, following the early repayment of Cdn$4.5 million in the fourth quarter of 2017.
At December 31, 2017, Pengrowth had in place a secured $330.0 million revolving, committed term Credit Facility supported by a syndicate of 11 domestic and international banks which matures on March 31, 2019.

PENGROWTH 2017 Financial Results	25

The Facility carried floating interest rates that were expected to range between 3.6 percent and 5.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At December 31, 2017, the available facility had drawings of $109.0 million (December 31, 2016 – $nil) and letters of credit in the amount of $69.4 million (December 31, 2016 – $51.3 million) were outstanding.
During 2017, Pengrowth prepaid its U.S.$400.0 million 6.35 percent senior unsecured notes, its U.S.$265 million 6.98 percent senior unsecured notes and its Cdn$15.0 million 6.61 percent senior unsecured notes. Additional prepayments of Cdn$115.4 million of principal were made on the remaining outstanding term notes in the fourth quarter of 2017. Pursuant to the relevant Note Purchase Agreements, amendment fees and make whole payments on the principal prepayments totaling Cdn$37.6 million were paid in addition to the principal for a total amount of Cdn$1.0 billion.
As of December 31, 2017, an unrealized cumulative foreign exchange loss of $96.2 million (December 31, 2016 - $353.3 million) has been recognized on the remaining U.S. dollar term notes since the date of issuance. As of December 31, 2017, an unrealized cumulative foreign exchange loss of $1.4 million (December 31, 2016 - $1.1 million) has been recognized on the remaining U.K. pound sterling denominated term notes since the date of issuance. See Note 17 for additional information about foreign exchange risk management and the impact on the Consolidated Financial Statements.
The five year schedule of long term debt repayment based on current maturity dates and assuming the revolving Credit Facility is not renewed is as follows: 2018 - $nil, 2019 - $164.9 million, 2020 - $118.3 million, 2021 - $nil, 2022 - $127.6 million.

9.	CAPITAL DISCLOSURES
Pengrowth defines its capital as shareholders’ equity, long term debt, convertible debentures, bank indebtedness and working capital, as applicable.
Due to the rapid deterioration of commodity prices commencing in late 2014, Pengrowth took several steps to manage its capital, primarily relating to reducing debt. Capital spending was reduced, non-core assets were divested, foreign exchange and commodity risk management swaps were monetized, the dividend was initially reduced and then suspended, the term Credit Facility was renewed for four years, and the covenants were largely aligned between the senior unsecured notes and term Credit Facility. Surplus cash was used to repay debt.
The only financial covenant relating to the term notes and Credit Facility is the Interest Coverage ratio. The minimum ratio for the quarter ending September 30, 2017 through to and including the quarter ending September 30, 2019 is as follows:

Year	Q1	Q2	Q3	Q4
2017	n/a	n/a	4.0 times	0.77 times
2018	0.75 times	0.68 times	1.03 times	1.01 times
2019	1.13 times	1.19 times	1.23 times	4.0 times
Management monitors Pengrowth's capital structure using non-GAAP financial metrics, primarily trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items ("Adjusted EBITDA") to Adjusted Interest Expense, or "Interest Coverage" ratio. Pengrowth seeks to manage this ratio with the objective of being able to finance its growth strategy while maintaining sufficient flexibility under the debt covenant.
Compliance with the interest coverage ratio is closely monitored by management as part of Pengrowth’s overall capital management objectives. The covenant is based on specific definitions prescribed in the debt agreements. Throughout the period, Pengrowth was in compliance with all financial covenants.
At December 31, 2017, Pengrowth has approximately $150 million of capacity on its Credit Facility, net of drawings and outstanding letters of credit.
Pengrowth continues to pursue other capital opportunities for when the Credit Facility expires on March 31, 2019 and for when the Waiver Period expires in the fourth quarter of 2019.

PENGROWTH 2017 Financial Results	26

The following table provides a reconciliation between the opening and closing balances for liabilities arising from financing activities at December 31, 2017:

	Term Notes	Canadian dollar Term Credit Facility	Convertible debentures
Balance December 31, 2016	$1,560.7	$—	$126.6
Increase (decrease) due to:
Foreign exchange impact of the Canadian dollar on U.S. and U.K. denominated debt	(65.1)	—	—
Credit facility borrowing	—	109.0	—
Repayment	(996.0)	—	(126.6)
Issue cost amortization	1.9	—	—
Balance, December 31, 2017	$501.5	$109.0	$—
The following is a summary of Pengrowth’s capital structure, excluding shareholders’ equity:

	As at
	December 31, 2017	December 31, 2016
Long term debt (1)	$610.5	$1,560.7
Convertible debentures	—	126.6
Working capital (surplus) deficiency (2)	80.6	(266.7)
	$691.1	$1,420.6

(1)	Includes current portion of term notes and bank indebtedness, as applicable.

(2)
Working capital (surplus) deficiency is calculated as current liabilities less current assets per the Consolidated Balance Sheets, excluding bank indebtedness and the current portions of long term debt and convertible debentures, as applicable.

PENGROWTH 2017 Financial Results	27

10.	PROVISIONS AND OTHER LIABILITIES
Provisions and other liabilities are composed of Asset Retirement Obligations ("ARO"), finance leases, restructuring onerous office lease and other liabilities. The following table provides a continuity of the balances for the following periods:

	Asset retirement obligations	Finance leases	Restructuring provision - onerous office lease contracts	Other liabilities	Total
Balance, December 31, 2015	$703.4	$4.3	$—	$0.3	$708.0
Incurred during the period	—	35.0	—	2.9	37.9
Property dispositions	(11.8)	—	—	—	(11.8)
Expenditures on remediation/provisions settled	(20.0)	(1.4)	—	(0.1)	(21.5)
Other revisions	(34.4)	—	—	1.3	(33.1)
Accretion (amortization)	15.1	—	—	—	15.1
Balance, December 31, 2016	$652.3	$37.9	$—	$4.4	$694.6
Incurred during the period	5.4	—	26.5	(1.5)	30.4
Property dispositions	(420.4)	(2.0)	—	—	(422.4)
Expenditures on remediation/provisions settled	(15.9)	(1.7)	(0.3)	(0.6)	(18.5)
Other revisions	3.9	—	—	—	3.9
Accretion (amortization)	11.4	—	—	—	11.4
Balance, December 31 2017	$236.7	$34.2	$26.2	$2.3	$299.4

As at December 31, 2017	Asset retirement obligations	Finance leases	Restructuring provision - onerous office lease contracts	Other liabilities	Total
Current	$29.9	$0.9	$4.4	$—	$35.2
Long term	206.8	33.3	21.8	2.3	264.2
	$236.7	$34.2	$26.2	$2.3	$299.4

As at December 31, 2016
Current	$20.0	$1.5	$—	$0.6	$22.1
Long term	632.3	36.4	—	3.8	672.5
	$652.3	$37.9	$—	$4.4	$694.6
Reductions to ARO from the asset dispositions that closed in 2017 totaled $420.4 million.
The following assumptions were used to estimate the ARO liability:

	As at
	December 31, 2017	December 31, 2016
Total escalated future costs	$420.2	$2,120.4
Discount rate, per annum	2.3%	2.3%
Inflation rate, per annum	1.5%	1.5%
Pengrowth has been contributing to an externally managed trust fund established to fund abandonment and reclamation costs associated with SOEP. These costs are expected to be incurred within the next 3 to 4 years. The abandonment and reclamation costs on other assets, not covered by a fund, are expected to be incurred between 2035 and 2080.
RESTRUCTURING PROVISION - ONEROUS OFFICE LEASE CONTRACTS
Pengrowth completed significant asset dispositions which led to a management decision to complete an operational restructuring commencing in the third quarter of 2017. Reduction of staff levels and excess office space resulted in Pengrowth recognizing a $37.0 million restructuring cost in 2017.

PENGROWTH 2017 Financial Results	28

As part of the $37.0 million restructuring costs, Pengrowth recorded a $26.5 million provision related to a portion of its office lease obligation that is considered an onerous contract, as the economic benefits from actual or potential subleases were exceeded by the unavoidable costs of the lease contract over the remaining term.
Also included in the $37.0 million restructuring costs were $10.5 million of severance costs which were classified as a current payable in the Consolidated Balance Sheets due to the short term nature of expected payment dates.

11.	DEFERRED INCOME TAXES
A reconciliation of the deferred income tax recovery calculated based on the income (loss) before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Year ended December 31
	2017	2016
Income (loss) before taxes	$(907.6)	$(387.1)
Combined federal and provincial tax rate	27.08%	27.09%
Expected income tax expense (recovery)	$(245.8)	$(104.9)
Change in unrecognized deferred tax asset	22.6	9.8
Foreign exchange (gain) loss (1)	(2.0)	(1.8)
Effect of change in corporate tax rate	(0.2)	—
Other including share based compensation	1.6	3.5
Deferred income tax expense (recovery)	$(223.8)	$(93.4)
(1) Reflects the 50 percent non-taxable portion of foreign exchange gains and losses and related risk management contracts.

The net deferred income tax asset (liability) is composed of:

	As at
	December 31, 2017	December 31, 2016
Deferred tax liabilities associated with:
PP&E and E&E assets	$(132.3)	$(411.0)
Less deferred tax assets associated with:
Non-capital losses and financing charges	399.6	325.9
Provisions	64.1	176.6
Risk management contracts	10.8	14.6
Long term debt	—	12.1
Convertible debentures	—	0.2
Net deferred tax asset (liability)	$342.2	$118.4

In calculating the deferred income tax asset in 2017, Pengrowth included $1,460.2 million (2016 - $1,234.6 million) of non-capital losses available for carry forward to reduce taxable income in future years. These losses expire between 2025 and 2037. Pengrowth has determined that it is likely that future taxable profit will be available to utilize these losses.
Deferred tax assets have not been recognized with respect to the following items:

	As at
	December 31, 2017	December 31, 2016
Deductible temporary differences	$204.0	$188.9
Tax losses	109.8	40.2
	$313.8	$229.1

PENGROWTH 2017 Financial Results	29

A continuity of the net deferred income tax asset (liability) for 2017 and 2016 is detailed in the following tables:

Movement in deferred tax asset (liability) during the year	Balance Jan 1, 2017	Recognized in profit or loss	Balance Dec 31, 2017
PP&E and E&E assets	$(411.0)	$278.7	$(132.3)
Non-capital losses and financing charges	325.9	73.7	399.6
Provisions	176.6	(112.5)	64.1
Risk management contracts	14.6	(3.8)	10.8
Long term debt	12.1	(12.1)	—
Convertible debentures	0.2	(0.2)	—
Share issue costs	—	—	—
	$118.4	$223.8	$342.2

Movement in deferred tax asset (liability) during the year	Balance Jan 1, 2016	Recognized in profit or loss	Balance Dec 31, 2016
PP&E and E&E assets	(405.3)	(5.7)	(411.0)
Non-capital losses and financing charges	328.7	(2.8)	325.9
Provisions	190.2	(13.6)	176.6
Risk management contracts	(99.8)	114.4	14.6
Long term debt	10.8	1.3	12.1
Convertible debentures	0.2	—	0.2
Share issue costs	0.2	(0.2)	—
	$25.0	$93.4	$118.4
Deferred income tax is a non-cash item relating to the temporary differences between the accounting and tax basis of Pengrowth's assets and liabilities and has no immediate impact on Pengrowth's cash flows.

12.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	2017		2016
(Common shares in 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of year	547,709	$4,815.1	543,033	$4,797.0
Share based compensation (non-cash exercised)	4,537	14.6	4,676	18.1
Balance, end of year	552,246	$4,829.7	547,709	$4,815.1

13.	LONG TERM INCENTIVE PLANS ("LTIP")
Pengrowth’s Long Term Incentive Plan ("LTIP"), as described below, is used to grant awards of share based compensation.
(i) SHARE-SETTLED LTIP
Pengrowth’s share-settled LTIP has the following components:
(a) Performance Share Units ("PSUs")
PSUs entitle the holder to a number of common shares to be issued in the third year after grant. Prior to 2016, PSUs were awarded to employees, officers and consultants. Commencing in 2016, PSUs are only awarded to individuals in senior leadership roles whose responsibilities are thought to have a more direct impact on the share price. PSUs are subject to a performance factor ranging from 0 percent to 200 percent of the number of PSUs granted plus the amount of reinvested notional dividends, if applicable.

PENGROWTH 2017 Financial Results	30

(b) Restricted Share Units ("RSUs")
RSUs entitle the holder to a number of common shares plus reinvested notional dividends, if applicable, to be issued at vesting in three even tranches in the three years following grant. Prior to 2016, RSUs were awarded to employees, officers and consultants. Commencing in 2016, RSUs are only awarded to individuals in mid-level leadership roles. The RSUs generally vest on the first, second and third anniversary date from the date of grant.
(c) Deferred Share Units ("DSUs")
As of 2014, there were no new grants of the share-settled DSUs as independent members of the Board of Directors receive cash-settled Phantom DSUs instead. Prior to 2014, DSUs were issued to the independent members of the Board of Directors only. Each DSU entitled the holder to one common share plus reinvested notional dividends, if applicable, since the grant date of the DSU. The DSUs vest upon grant but can only be converted to common shares upon the holder ceasing to be a Director of Pengrowth. The number of common shares ultimately issued will be equal to the number of DSUs initially granted to the holder plus the amount of reinvested notional dividends, if applicable, accruing during the term of the DSUs.
The following table provides a continuity of the share-settled LTIP:

(number of share units - 000's)	PSUs	RSUs	DSUs
Outstanding, December 31, 2015	4,640	5,341	302
Granted	3,049	6,553	—
Forfeited	(460)	(737)	—
Exercised	(1,695)	(2,721)	(104)
Performance adjustment	704	—	—
Outstanding, December 31, 2016	6,238	8,436	198
Granted	2,124	4,578	—
Forfeited	(486)	(2,195)	—
Exercised	(1,104)	(3,436)	—
Performance adjustment	(1,738)	—	—
Outstanding, December 31, 2017	5,034	7,383	198
Pengrowth's Board may determine, in its sole discretion, that any shares issuable pursuant to new grants could be paid in cash equal to the fair market value of the shares otherwise issuable.
A rolling and reloading plan with a maximum of 3.2 percent of the issued and outstanding common shares may be reserved for issuance under all share-settled compensation plans in the aggregate, as approved by shareholders. As at December 31, 2017, the number of shares issuable under the share-settled compensation plans, in aggregate, represents 2.3 percent of the issued and outstanding common shares, which is within the limit.
Compensation expense related to PSU, RSU, and DSU share-settled plans is based on the fair value of the share units at the date of grant. The fair value of the PSUs is determined at the date of grant using the closing share price and is adjusted for the estimated performance multiplier. The amount of compensation expense is impacted by an estimated forfeiture rate at the date of grant and as more information comes available. For PSU and RSU grants in 2015, 2016 and 2017, the estimated forfeiture rates range from 25 to 55 percent depending on the vesting period. There was no forfeiture rate applied for DSUs as they vested immediately upon grant. For PSUs, the number of shares awarded at the end of the vesting period is subject to certain performance conditions. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. Compensation expense is recognized in net income (loss) over the vesting period with a corresponding increase or decrease to contributed surplus. Upon the issuance of common shares at the end of the vesting period, shareholders’ capital is increased and contributed surplus is decreased by the amount of compensation expense incurred during the vesting period. The shares are issued from treasury upon vesting.
For the year ended December 31, 2017, Pengrowth recorded $5.0 million of compensation expense related to the share-settled LTIP units (December 31, 2016 - $13.7 million). The weighted average grant date fair value was $1.40 per share unit for the 2017 grants (December 31, 2016 - $1.02 per share unit for the 2016 grants). As at December 31, 2017, the amount of compensation expense to be recognized over the remaining vesting period was $5.4 million or $0.51 per share unit (December 31, 2016 - $9.8 million or $0.78 per share unit) subject to the determination of the

PENGROWTH 2017 Financial Results	31

performance multiplier, if applicable. The unrecognized compensation cost will be expensed to net income (loss) over the remaining weighted average vesting period of 1.3 years.
(ii) PREVIOUS LTIP
Prior to January 1, 2011, Pengrowth had a Deferred Entitlement Share Unit ("DESU") Plan that was used while Pengrowth was a trust and is being phased out. As at December 31, 2017, all of the grants were fully vested and the total outstanding balance was composed of grants made prior to January 1, 2011 to the independent members of the Board of Directors. DESUs are not exercisable by the independent Directors and do not expire until they cease to be Directors for any reason. As at December 31, 2017, 163,867 common shares (December 31, 2016 - 163,867 common shares) were reserved for issuance under the Deferred Entitlement Share Unit ("DESU") Plan. The DESUs are entitled to deemed dividends, if applicable.
(iii) CASH-SETTLED LTIP
(a) Cash-Settled Restricted Share Units ("Cash-Settled RSUs")
Commencing in 2016, certain employees receive cash-settled RSUs in place of previously received share-settled long term incentives. Each cash-settled RSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including the reinvestment of deemed dividends, if applicable) which vest in three even tranches in the three years following grant. Compensation expense associated with the cash-settled RSUs is determined based on the fair value of the share units at the grant date and is subsequently adjusted to reflect the fair value of the share units at each period end. This valuation incorporates the period end share price and the number of cash-settled RSUs outstanding at each period end. The amount of compensation expense is impacted by an estimated forfeiture rate at the date of grant and as more information comes available. For the cash-settled RSU grants in 2016 and 2017, the estimated forfeiture rates range from 50 to 80 percent depending on the vesting period. During the year ended December 31, 2017, compensation reduction of $0.2 million (December 31, 2016 - $3.6 million expense) was recognized in the Consolidated Statements of Income (Loss) with a corresponding increase or decrease in liabilities. As at December 31, 2017, $1.5 million (December 31, 2016 - $3.6 million) of total liability was recorded in the Consolidated Balance Sheets. Classification of the associated short term and long term liabilities is dependent on the expected payout dates.
(b) Cash-Settled Phantom Deferred Share Units ("Phantom DSUs")
Independent members of the Board of Directors receive cash-settled Phantom DSUs. Each Phantom DSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including deemed dividends, if applicable) to be paid upon the individual ceasing to be a Director for any reason, subject to the right to defer payment until up to December 31 of the year following their departure from the Board. Compensation expense associated with the Phantom DSUs is determined based on the fair value of the Phantom DSUs at the grant date and is subsequently adjusted to reflect the fair value of the associated common shares at each period end. This valuation incorporates the period end share price and the number of Phantom DSUs outstanding at each period end including notional dividends, if applicable. Compensation expense is recognized in net income (loss) with a corresponding increase or decrease in liabilities. Classification of the associated short term and long term liabilities is dependent on the expected payout dates.
As at December 31, 2017, Phantom DSUs awarded to Directors had a corresponding liability of $1.4 million (December 31, 2016 - $2.6 million). For the year ended December 31, 2017, Pengrowth recorded a $0.6 million compensation reduction (December 31, 2016 - $2.3 million expense) related to Phantom DSUs.

PENGROWTH 2017 Financial Results	32

The following table provides a continuity of the cash-settled LTIP:

(number of share units - 000's)	Cash-settled RSUs	Phantom DSUs
Outstanding, December 31, 2015	—	397
Granted	4,559	1,024
Forfeited	(330)	—
Exercised	—	(75)
Outstanding, December 31, 2016	4,229	1,346
Granted	3,163	492
Forfeited	(3,148)	—
Exercised	(1,341)	(462)
Outstanding, December 31, 2017	2,903	1,376
TOTAL SHARE BASED COMPENSATION EXPENSE
Total share based compensation expenses are included in both general and administrative and operating expenses on the Consolidated Statements of Income (Loss) and are composed of the following:

	Year ended December 31
	2017	2016
Non-cash share based compensation	$5.0	$13.7
Amounts capitalized in the period	(0.1)	(0.5)
Non-cash share based compensation expense	$4.9	$13.2
Cash-settled RSUs (reduction) expense	$(0.2)	$3.6
Cash-settled Phantom DSUs (reduction) expense	$(0.6)	$2.3
Total share based compensation expense	$4.1	$19.1

14.	REVENUE
Pengrowth sells its production pursuant to fixed or variable price contracts. The transaction price for variable priced contracts is based on the commodity price, adjusted for quality, location or other factors, whereby each component of the pricing formula can be either fixed or variable, depending on the contract terms. Under its contracts, Pengrowth is required to deliver fixed volumes of diluted bitumen, and variable volumes of light oil, natural gas, natural gas liquids, and sulphur to the contract counterparty. The amount of revenue recognized is based on the agreed transaction price, whereby any variability in revenue relates specifically to its efforts to transfer production, and therefore the resulting revenue is allocated to the production delivered in the period during which the variability occurs. As a result, none of the variable revenue is considered constrained.
Light oil, natural gas liquids and natural gas are mostly sold under contracts of varying price and volume terms of up to one year. Pengrowth’s diluted bitumen is currently sold on multi-year contracts expiring in 2019 for a fixed quantity of diluted bitumen at a fixed differential to WTI, with WTI being variable, as detailed in Note 17. Revenues are typically collected on the 25th day of the month following production. Processing fees charged to third parties are generally sold under multi-year contracts at fixed fees that vary by volume.
Adoption of IFRS 15 Revenue from Contracts with Customers
In the fourth quarter of 2017, Pengrowth elected to early adopt IFRS 15 Revenue from contracts with customers as detailed in Note 2, using the cumulative effect approach. The impact to Oil and gas sales as a result of adopting IFRS 15 was an increase of $182.6 million of revenues, with a corresponding and offsetting increase to Operating expenses and Diluent and other purchases of $163.5 million and $19.1 million, respectively, for the twelve months ended December 31, 2017, resulting in no impact to net income (loss).

PENGROWTH 2017 Financial Results	33

The following table presents Pengrowth’s Oil and gas sales disaggregated by revenue source:

Year ended December 31
2017
Light oil	149.3
Bitumen	181.6
Natural gas liquids	56.7
Natural gas	98.8
Produced petroleum revenue	486.4
Diluent	147.2
Processing income	19.1
Other revenue	20.7
Total oil and gas sales	$673.4
During 2017, Pengrowth had one fixed price physical delivery contract for approximately 12 MMcf/d of natural gas.
Pengrowth has variable price physical delivery contracts for the sale of diluted bitumen with 2 parties, Phillips 66 Canada Ltd. and BP Products North America Inc., with revenue from those customers representing approximately 36 percent and 12 percent, respectively, of the Company's total 2017 Oil and gas sales.
The vast majority of 2017 revenues are derived from variable price contracts based on index prices, while only approximately 0.2 percent of revenues were from the fixed price natural gas contracts noted above.
Included in accounts receivable at December 31, 2017 is $40.2 million (December 31, 2016 - $76.5 million for December 2016 production) of accrued Oil and gas sales related to December 2017 production. The decrease in the amount of accrued revenue is related to property divestments.

15.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL AND OTHER ASSETS

	Year ended December 31
Cash provided by (used for):	2017	2016
Accounts receivable	$40.9	$25.0
Accounts payable	(22.7)	(43.8)
Prepaid tax assessment	—	(2.7)
	$18.2	$(21.5)
CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Year ended December 31
Cash used for:	2017	2016
Accounts payable, including capital accruals	$(7.5)	$7.6

PENGROWTH 2017 Financial Results	34

16.	AMOUNTS PER SHARE
The following table reconciles the weighted average number of shares used in the basic and diluted net income (loss) per share calculations:

	Year ended December 31
(000's)	2017	2016
Weighted average number of shares - basic and diluted	551,193	546,566
For the year ended December 31, 2017, 9.3 million shares (December 31, 2016 - 7.8 million) that are issuable on exercise of the share based compensation plans were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Pengrowth’s financial instruments are composed of accounts receivable, accounts payable, risk management assets and liabilities, remediation trust funds, finance lease obligation, bank indebtedness, convertible debentures and long term debt, as applicable.
Details of Pengrowth’s significant accounting policies for recognition and measurement of financial instruments are disclosed in Note 2 to the December 31, 2017 audited Consolidated Financial Statements.
RISK MANAGEMENT OVERVIEW
Pengrowth has exposure to certain market risks related to volatility in commodity and power prices, interest rates and foreign exchange rates. Derivative instruments are used to manage exposure to these risks. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.
The Board of Directors and management have overall responsibility for the establishment of risk management strategies and objectives. Pengrowth’s risk management policies are established to identify the risks faced by Pengrowth, to set appropriate risk limits, and to monitor adherence to risk limits. Risk management policies are reviewed regularly to reflect changes in market conditions and Pengrowth’s activities.
MARKET RISK
Market risk is the risk that the fair value, or future cash flows of financial assets and liabilities, will fluctuate due to movements in market prices. Market risk is composed of commodity and power price risk, foreign currency risk and interest rate risk, as applicable.
Commodity Price Risk
Pengrowth is exposed to commodity price risk as prices for oil and gas products fluctuate in response to many factors including local and global supply and demand, weather patterns, pipeline transportation, political stability and economic factors. Commodity price fluctuations are an inherent part of the oil and gas business. Pengrowth mitigates some of the exposure to commodity price risk to protect the return on acquisitions and provide a level of stability to operating cash flow. Pengrowth may utilize financial and physical delivery contracts to fix the commodity price associated with a portion of its future production. The use of forward and futures contracts are governed by formal policies and is subject to limits established by the Board of Directors. The Board of Directors and management may re-evaluate these limits as needed in response to specific events such as market activity, additional leverage, acquisitions or other transactions where Pengrowth’s capital structure may be subject to more risk from commodity prices.
Commodity Price Contracts
As at December 31, 2017, Pengrowth had the following financial contracts outstanding:

Financial Crude Oil Contracts:
Swaps
Reference point	Term	Volume (bbl/d)	Price per bbl (U.S.$)
WTI	2018	8,000	$49.97

PENGROWTH 2017 Financial Results	35

Collars			Price per bbl (U.S.$)
Reference point	Term	Volume (bbl/d)	Bought Puts	Sold Calls
WTI	2018	2,000	$48.00	$53.48
During the first quarter of 2017, Pengrowth early settled its 2017 crude oil swap contracts in place at the time for an aggregate loss of $12.7 million.
Financial Risk Management Contracts Sensitivity to Commodity Prices as at December 31, 2017

Crude oil swaps and collars	Cdn$1/bbl increase in future oil prices	Cdn$1/bbl decrease in future oil prices
Increase (decrease) to fair value of oil risk management contracts	($3.5)	$3.5
Physical Delivery Contracts
As at December 31, 2017, physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with Pengrowth's expected sales requirements. The prices per bbl, as per the table below, include an apportionment protection fee to guarantee flow assurance in the event export pipelines are restricted. Physical delivery contracts are not considered financial instruments and therefore, no asset or liability has been recognized in the Consolidated Financial Statements.

Reference point	Volume of diluted bitumen (bbl/d)	Term	Price per bbl (U.S.$)
Western Canada Select	12,000	2018	WTI less $16.95
Western Canada Select	5,000	2018	WTI less $16.50 - $19.25
Western Canada Select	2,500	2019	WTI less $17.95
Western Canada Select	5,000	2019	WTI less $17.70 - $20.45
Foreign Exchange Risk
Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices.
Pengrowth is exposed to foreign currency fluctuation on the U.S. dollar and U.K. pound sterling denominated senior unsecured notes for both interest and principal payments. Pengrowth has mitigated some of this risk by entering into a series of futures and swap contracts in order to fix the foreign exchange rate on a portion of the U.S. dollar and the U.K. pound sterling denominated senior unsecured notes.
Foreign Exchange Contracts Associated with U.K. Pound Sterling Denominated Term Debt
Pengrowth entered into a foreign exchange risk management contract when it issued the U.K. pound sterling term debt. This contract fixes the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Principal amount (U.K. pound sterling millions)	Swapped amount (U.K. pound sterling millions)	% of principal swapped (1)	Fixed rate (Cdn$1 = U.K. pound sterling)
12.1	15.0	124%	0.63

(1)	Exceeds 100 percent as swaps were not liquidated when portion of the principal amount of term note was early repaid in the fourth quarter of 2017.
Foreign Exchange Contracts Associated with U.S. Dollar Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Average fixed rate (Cdn$1 = U.S.$)
366.3	255.0	70%	0.75

PENGROWTH 2017 Financial Results	36

In March 2017, U.S.$300 million of foreign exchange swap contracts settled in tandem with the U.S.$300 million prepayment of a portion of the U.S.$400 million senior unsecured notes due July 26, 2017. This resulted in a Cdn$2.8 million realized foreign exchange loss in the first quarter of 2017.
In October 2017, U.S.$365 million of foreign exchange swap contracts settled along with the U.S.$265 million prepayment of the term notes due August 21, 2018 and additional prepayments of the remaining outstanding U.S. term notes. This resulted in a Cdn$34.8 million realized foreign exchange loss in the fourth quarter of 2017.
Foreign Denominated Term Debt Sensitivity to Foreign Exchange Rate
The following table summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at December 31, 2017	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$3.7	$0.1
Unrealized foreign exchange risk management gain or loss	2.6	0.1
Net pre-tax impact on Consolidated Statements of Income (Loss)	$1.1	$—
Interest Rate Risk
Pengrowth is exposed to interest rate risk on any outstanding balances on the Canadian dollar revolving Credit Facility.
Interest Rate Sensitivity - Bank Interest Cost
As at December 31, 2017, Pengrowth had $610.5 million of current and non-current long term debt (December 31, 2016 - $1.6 billion), and $nil of convertible debentures outstanding (December 31, 2016 - $0.1 billion) of which $109.0 million was based on floating interest rates (December 31, 2016 - $nil). A 1 percent increase in interest rates would increase pre-tax interest expense by approximately $1.1 million for the year ended December 31, 2017 (December 31, 2016 - $nil), assuming the amount was outstanding for the entire period.

PENGROWTH 2017 Financial Results	37

Summary of Gains and Losses on Risk Management Contracts
Pengrowth’s risk management contracts are recorded on the Consolidated Balance Sheets at their estimated fair value and split between current and non-current assets and liabilities on a contract by contract basis, netted by counterparty. Realized and unrealized gains and losses are included in the Consolidated Statements of Income (Loss).
The following tables provide details of the fair value of risk management contracts that appear on the Consolidated Balance Sheets and the unrealized and realized gains and losses on risk management recorded in the Consolidated Statements of Income (Loss).

As at and for the year ended December 31, 2017	Commodity contracts (1)	Power contracts	Foreign exchange contracts (2)	Total
Non-current portion of risk management assets	$—	$—	$1.9	$1.9
Current portion of risk management liabilities	(39.8)	—	(0.2)	(40.0)
Non-current portion of risk management liabilities	—	—	(18.6)	(18.6)
Risk management assets (liabilities), end of year	$(39.8)	$—	$(16.9)	$(56.7)
Less: Risk management assets (liabilities) at beginning of year	(54.0)	—	(2.7)	(56.7)
Unrealized gain (loss) on risk management contracts for the year	$14.2	$—	$(14.2)	$—
Realized gain (loss) on risk management contracts for the year	(19.8)	—	(37.6)	(57.4)
Total unrealized and realized gain (loss) on risk management contracts for the year	$(5.6)	$—	$(51.8)	$(57.4)

As at and for the year ended December 31, 2016	Commodity contracts (1)	Power contracts (3)	Foreign exchange contracts (2)	Total
Current portion of risk management assets	$—	$—	$2.9	$2.9
Non-current portion of risk management assets	—	—	1.0	1.0
Current portion of risk management liabilities	(54.0)	—	(1.3)	(55.3)
Non-current portion of risk management liabilities	—	—	(5.3)	(5.3)
Risk management assets (liabilities), end of year	$(54.0)	$—	$(2.7)	$(56.7)
Less: Risk management assets (liabilities) at beginning of year	370.5	(1.7)	83.3	452.1
Unrealized gain (loss) on risk management contracts for the year	$(424.5)	$1.7	$(86.0)	$(508.8)
Realized gain (loss) on risk management contracts for the year	385.7	(4.5)	47.0	428.2
Total unrealized and realized gain (loss) on risk management contracts for the year	$(38.8)	$(2.8)	$(39.0)	$(80.6)

(1)	Unrealized and realized gains and losses are presented as separate line items in the Consolidated Statements of Income (Loss).

(2)	Unrealized and realized gains and losses are included as part of separate line items in the Consolidated Statements of Income (Loss).

(3)	Unrealized gains and losses are included in other (income) expense. Realized gains and losses are included in operating expense.

PENGROWTH 2017 Financial Results	38

Fair Value
The fair value of cash and cash equivalents, accounts receivable, prepaid tax assessment, accounts payable and bank indebtedness approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar term Credit Facility, as applicable, is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair values of the remediation trust funds are equal to their carrying amount as these assets are carried at their estimated fair value. The following tables provide fair value measurement information for other financial assets and liabilities.

			Fair value measurements using:
As at December 31, 2017	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$111.6	$111.6	$111.6	$—	$—
Fair value of risk management contracts	1.9	1.9	—	1.9	—

Financial Liabilities
U.S. dollar denominated term notes	460.4	509.5	—	509.5	—
Cdn dollar term notes	20.5	22.8	—	22.8	—
U.K. pound sterling denominated term notes	20.6	21.7	—	21.7	—
Fair value of risk management contracts	58.6	58.6	—	58.6	—

			Fair value measurements using:
As at December 31, 2016	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$106.5	$106.5	$106.5	$—	$—
Fair value of risk management contracts	3.9	3.9	—	3.9	—

Financial Liabilities
Convertible debentures	126.6	126.7	126.7	—	—
U.S. dollar denominated senior unsecured notes	1,496.0	1,527.7	—	1,527.7	—
Cdn dollar senior unsecured notes	39.9	41.3	—	41.3	—
U.K. pound sterling denominated unsecured notes	24.8	25.5	—	25.5	—
Fair value of risk management contracts	60.6	60.6	—	60.6	—
Level 1 Fair Value Measurements
Financial assets and liabilities are recorded at fair value based on quoted prices in active markets.
Level 2 Fair Value Measurements
Risk management contracts - the fair value of the risk management contracts is based on commodity, power and foreign exchange curves that are readily available or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period.
Derivative contracts are recorded at fair value on the Consolidated Balance Sheets as current or long-term assets or liabilities, based on their values on a contract by contract basis, netted by counterparty. The derivative contracts fair values are all considered level 2 under the fair value hierarchy.

PENGROWTH 2017 Financial Results	39

The fair value of the term notes is determined based on the risk free interest rate on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.
CREDIT RISK
Credit risk is the risk of financial loss to Pengrowth if a counterparty to a financial instrument fails to meet its contractual obligations. A significant portion of Pengrowth’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Uncertainty in the credit markets, should it exist, may restrict the ability of Pengrowth’s normal business counterparties to meet their obligations to Pengrowth. Additional credit risk could exist where little or none previously existed. Pengrowth manages its credit risk by performing a credit review on each marketing counterparty and following a credit practice that limits transactions according to the counterparty’s credit rating as assessed by Pengrowth. In addition, Pengrowth may require letters of credit or parental guarantees from certain counterparties to mitigate some of the credit risk associated with the amounts owing by the counterparty. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with investment grade credit ratings or better. The carrying value of accounts receivable and risk management assets represents Pengrowth’s maximum credit exposure.
Pengrowth sells a significant portion of its oil and gas to a limited number of counterparties. In 2017, Pengrowth has 2 counterparties that individually account for more than 10 percent of annual revenue. All of the counterparties are large trading companies and subject to regular internal credit reviews.
Pengrowth considers amounts over 90 days as past due. As at December 31, 2017, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts during 2017 or 2016 and has no significant bad debt provision at December 31, 2017. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.
The components of accounts receivable are as follows:

	As at
	December 31, 2017	December 31, 2016
Trade	$97.5	$110.3
Prepaid and other	8.2	16.3
	$105.7	$126.6

PENGROWTH 2017 Financial Results	40

LIQUIDITY RISK
Liquidity risk is the risk that Pengrowth will not be able to meet its financial obligations as they fall due. Pengrowth’s approach to managing liquidity is to ensure, as much as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions. Management closely monitors cash flow requirements to ensure that it has sufficient cash on demand or borrowing capacity to meet operational and financial obligations over the next three years. Pengrowth maintains a secured $330.0 million revolving, committed term Credit Facility. Use of the remaining credit capacity is still subject to complying with the financial covenant as discussed in Note 9. Pengrowth’s term notes and term Credit Facilities are secured and equally ranked.
Pengrowth’s current and non-current financial liabilities are as follows:

As at December 31, 2017	Carrying amount	Contractual cash flows	Year 1	Year 2	Years 3-5	More than 5 years
Accounts payable	$136.2	$136.2	$136.2	$—	$—	$—
Commodity risk management contracts	39.8	39.8	39.8	—	—	—
Cdn dollar senior unsecured notes (2)	20.5	27.1	1.4	1.4	24.3	—
U.S. dollar denominated term notes (1)	460.4	601.3	30.2	65.2	284.0	221.9
U.K. pound sterling denominated term notes (1)	20.6	22.6	1.1	21.5	—	—
Cdn dollar term Credit Facility borrowings (2)	109.0	117.6	6.9	110.7	—	—
Finance leases	34.2	76.8	4.4	4.2	12.6	55.6
Foreign exchange risk management contracts	18.8	20.8	0.2	4.3	16.3	—
Other liabilities	2.3	3.2	—	1.4	0.3	1.5

(1)	Contractual cash flows include future interest payments and term notes calculated at December 31, 2017 period end exchange rate.

(2)	Contractual cash flows include future interest payments.

As at December 31, 2016	Carrying amount	Contractual cash flows	Year 1	Year 2	Years 3-5	More than 5 years
Accounts payable	$189.6	$189.6	$189.6	$—	$—	$—
Convertible debentures	126.6	130.5	130.5	—	—	—
Commodity risk management contracts	54.0	54.0	54.0	—	—	—
Cdn dollar senior unsecured notes (1)	39.9	48.5	2.2	16.8	3.6	25.9
U.S. dollar denominated senior unsecured notes (1)	1,496.0	1,726.8	623.7	399.2	266.0	437.9
U.K. pound sterling denominated unsecured notes (1)	24.8	27.3	0.9	0.9	25.5	—
Finance leases	37.9	90.7	5.7	5.0	14.2	65.8
Foreign exchange risk management contracts	6.6	6.1	1.3	1.7	2.4	0.7
Other liabilities	4.4	8.3	0.6	2.9	2.8	2.0
Remediation trust fund payments	—	12.5	0.3	0.3	0.9	11.0

(1)	Contractual cash flows include future interest payments and senior unsecured notes calculated at December 31, 2016 period end exchange rate.
FINANCIAL RISK MANAGEMENT CONTRACTS – GROSS AMOUNTS
Risk management contracts assets and liabilities are offset and the net amount presented in the Consolidated Balance Sheets when the Corporation has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

PENGROWTH 2017 Financial Results	41

The following table sets out gross amounts relating to risk management contracts assets and liabilities that have been presented on a net basis on the Consolidated Balance Sheets:

	As at
Gross amounts	December 31, 2017	December 31, 2016
Risk management contracts
Current asset	$—	$3.0
Non-current asset	1.9	1.0
Current liability	(40.0)	(55.4)
Non-current liability	(18.6)	(5.3)
	$(56.7)	$(56.7)

18.	FOREIGN EXCHANGE (GAIN) LOSS

	Year ended December 31
	2017	2016
Currency exchange rate (Cdn$1 = U.S.$) at beginning of year	$0.74	$0.72
Currency exchange rate (Cdn$1 = U.S.$) at year end	$0.80	$0.74
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (1)	$(66.1)	$(46.8)
Unrealized foreign exchange (gain) loss on U.K. pound sterling denominated debt (1)	0.5	(5.8)
Total unrealized foreign exchange (gain) loss from translation of foreign denominated debt	$(65.6)	$(52.6)
Unrealized (gain) loss on U.S. foreign exchange risk management contracts (2)	$15.0	$80.6
Unrealized (gain) loss on U.K. foreign exchange risk management contracts	(0.8)	5.4
Total unrealized (gain) loss on foreign exchange risk management contracts	$14.2	$86.0
Net unrealized foreign exchange (gain) loss	$(51.4)	$33.4
Net realized foreign exchange (gain) loss (3)	$38.4	$(46.5)

(1)	Includes both principal and interest.

(2)	Includes both foreign exchange risk management contracts associated with the U.S. denominated term notes and with the fixed price WCS differential.

(3)	Year ended December 31, 2017 includes $37.6 million loss from settlement of foreign exchange swap contracts related to the prepayment of term notes.

19.	COMMITMENTS

	2018	2019	2020	2021	2022	Thereafter	Total
Long term debt (1)	$—	$164.9	$118.3	$—	$127.6	$199.7	$610.5
Interest payments on long term debt (2)	39.6	33.8	23.7	20.2	18.6	22.1	158.0
Operating leases (3)	7.1	9.3	9.7	9.6	9.6	18.7	64.0
Pipeline transportation	27.8	28.2	29.7	30.1	30.2	76.3	222.3
Other	14.0	0.3	0.3	0.2	0.2	3.5	18.5
	$88.5	$236.5	$181.7	$60.1	$186.2	$320.3	$1,073.3

(1)	The debt repayment includes foreign denominated fixed rate debt translated using the year end exchange rate and excludes related foreign exchange risk management contracts.

(2)	Interest payments are calculated at fixed rate debt interest rates and December 31, 2017 period end exchange rate.

(3)	Includes office rent and other commitments.

PENGROWTH 2017 Financial Results	42

20.	CONTINGENCIES
Pengrowth has been named as a defendant in various litigation matters. The nature of these claims is usually related to settlement of normal operational issues and labour issues. The outcome of such claims against Pengrowth is not determinable at this time; however, their ultimate resolution is not expected to have a materially adverse effect on Pengrowth as a whole.

21.	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Pengrowth’s Consolidated Statements of Income (Loss) are prepared primarily by the nature of expense, with the exception of employee compensation costs which are included in both operating and general and administrative expense line items.
The following table details the amount of total employee compensation costs (including share based compensation expense) included in the operating and general and administrative expense line items in the Consolidated Statements of Income (Loss).

	Year ended December 31
	2017	2016
Operating	$30.1	$44.1
General and administrative	35.5	50.2
Total employee compensation costs	$65.6	$94.3

KEY MANAGEMENT PERSONNEL
Pengrowth has determined that the key management personnel of the Corporation are its officers and directors. In addition to the officers’ salaries and directors’ fees, the Corporation also provides other compensation to both groups including long term equity based incentives.
The following table provides information on compensation expense related to officers and directors. During 2017, Pengrowth had 6 non-executive directors and 7 officers (2016 - 6 non-executive directors and 7 officers).

Year ended December 31, 2017	Wages & benefits paid	Bonus and other compensation paid	Share based compensation expense	Severance paid	Total
Directors	$0.6	$—	$(0.6)	$—	$—
Officers	2.2	2.7	1.9	—	6.8
	$2.8	$2.7	$1.3	$—	$6.8

Year ended December 31, 2016	Wages & benefits paid	Bonus and other compensation paid	Share based compensation expense	Severance paid	Total
Directors	$0.6	$—	$2.3	$—	$2.9
Officers	2.8	0.7	5.3	0.6	9.4
	$3.4	$0.7	$7.6	$0.6	$12.3

PENGROWTH 2017 Financial Results	43